Mark E. Crone Managing Partner mcrone@cronelawgroup.com Joe Laxague Partner jlaxague@cronelawgroup.com

VIA EDGAR

September 20, 2024

THE UNITED STATES SECURITIES

AND EXCHANGE COMMISSION

Office of Finance

Division of Corporation Finance

Washington, D.C. 20549

Attn: Sonia Bednarowski and Jessica Livingston

Re:	Plutus Financial Group Limited Amendment No. 4 to Registration Statement on Form F-1 Filed August 28, 2024 File No. 333-276791

Dear Ms. Bednarowski and Ms. Livingston:

We write on behalf of Plutus Financial Group Limited (the “Company”) in response to comments by the United States Securities and Exchange Commission (the “Commission”) in its letter dated September 16, 2024, commenting on Amendment No. 4 to the Company’s Registration Statement on Form F-1 filed August 28, 2024 (the “Registration Statement”).

Titling and paragraph numbering of the comments listed below corresponds to the titling and numbering used in the Commission’s comment letter.

Amendment No. 4 to Registration Statement on Form F-1

Margin Financing, page 4

1. We note your disclosure that you assess collectability in part by ensuring the presence of an effective personal guarantee. Given that you do not appear to have received any collateral related funds from personal guarantees, please revise your disclosures to explain how you determine that a personal guarantee is effective or to clarify, if true, that you are just saying you ensure a personal guarantee is in place. In addition, disclose whether and how you assess changes in the financial capabilities of individuals providing a financial guarantee while a margin loan is outstanding.

Response: In response to this comment, the Company has amended the Registration Statement on page 4 and page 62 to clarify that its collectability assessments for margin loans are based on the market value of the pledged collateral and that, with regard to personal guarantees, the Company merely ensures that a legally effective and binding personal guarantee is in place. The financial capability of the individuals providing a personal guarantee is not subject to ongoing assessment.

United States Securities and Exchange Commission

Attn: Sonia Bednarowski and Jessica Livingston

September 20, 2024

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Operating Expenses, page 63

2. Please revise your disclosures to quantify the amount of any principal and interest charged off in relation to the nine borrowers you discuss, and explain whether and where this is reflected in your roll forward.

Response: In response to this comment, the Company has amended the Registration Statement at pages 63 and 64 to provide a breakdown of the principal and interest charged off in relation to the nine borrowers (discussed in three categories) during 2023. In addition, a sentence was added above the table on page 64 to explain that the principal and interest charged off is shown on the line in the table titled “expected credit loss recognized.”

3. We note your revised disclosure on page 63 in response to comment 1. Please expand your disclosure to describe the material terms of the agreements with the account executives, including the termination provisions and any provisions related to the renegotiation of commission rates. In addition, please include these agreements as exhibits to your registration statement.

Response: In response to this comment, the Company has amended the Registration Statement at page 63 to explain that the contractual arrangements with account executives may be terminated by either party by giving one month notice and that the commission rates are revised at the discretion of the Company from time to time. For the year ended December 31, 2022 and 2023, there was no change to the formula for the commission rates. In addition, the Company’s current form of agreement for account executives has been filed with the Registration as new Exhibit 10.9.

Please feel free to contact me should you require additional information at (775) 234-5221 or jlaxague@cronelawgroup.com.

THE CRONE LAW GROUP, P.C.

By:	/s/ Joe Laxague
Joe Laxague, Esq.